Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 5, 2016 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld or abstentions from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 12 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation and AGAINST the Shareholder Proposal.

1.	Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 12 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	290,420,120	99.38%	1,801,947	0.62%
Sophie Brochu	290,102,747	99.27%	2,119,321	0.73%
George A. Cope	287,383,263	98.34%	4,838,802	1.66%
William A. Downe	290,043,959	99.25%	2,178,642	0.75%
Christine A. Edwards	287,921,021	98.53%	4,301,138	1.47%
Martin S. Eichenbaum	290,128,953	99.28%	2,093,649	0.72%
Ronald H. Farmer	288,527,477	98.74%	3,695,123	1.26%
Eric R. La Flèche	290,093,635	99.27%	2,128,968	0.73%
Lorraine Mitchelmore	290,270,419	99.33%	1,952,182	0.67%
Philip S. Orsino	287,323,312	98.32%	4,899,290	1.68%
J. Robert S. Prichard	279,134,637	95.52%	13,087,963	4.48%
Don M. Wilson III	289,896,553	99.20%	2,326,047	0.80%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2016 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
305,742,555	99.29%	2,199,952	0.71%

3.	Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
271,346,279	92.87%	20,842,139	7.13%

4.	Shareholder Proposal

A ballot was conducted to vote on a shareholder proposal regarding “Streamlining Financial Reporting” and the outcome was as follows:

Votes For		Votes Against		Abstentions
6,858,108	2.36%	283,586,135	97.64%	1,776,448

Dated this 5th day of April, 2016.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary